

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

Via E-mail
Ms. Mary Ann Scully
Chief Executive Officer
Howard Bancorp, Inc.
6011 University Boulevard, Suite 370
Ellicott City, MD 21043

> **Re: Howard Bancorp, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 2, 2012**
> **File No. 333-178204**

Dear Ms. Scully:

We have reviewed your filing and response letter dated May 2, 2012. We have the following comments.

General

1.   We refer to your response to prior comment 3, and note your revision to the prospectus that "[t]he investors' obligations to purchase the shares subscribed for in the private placement are subject to certain closing conditions, including that we raise an aggregate of at least $6.0 million in this offering and the private placement (which $6.0 million amount includes the amounts committed to be purchased by Emerald ($1.26 million) and Battlefield (between $1.26 million and $1.57 million))." In your next filing, please revise to state clearly the dollar amount that the company must raise in order for Emerald and Battlefield to become bound to invest their $1.26 million and $1.26 million to $1.57 million, respectively.

Please address questions regarding all comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief